

March 14, 2011

<u>Via E-mail</u>
Paul Ricci
Chief Financial Officer and Chairman of the Board
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2010**
> **Filed November 29, 2010**
> **Form 10-Q for the Quarter Ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 000-27038**

Dear Mr. Ricci:

　　We have reviewed your letter dated February 8, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 25, 2011.

<u>Form 10-K for the Fiscal Year Ended September 30, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 21</u>

1.　　We note your response to prior comment 1 where you provide an explanation as to why management chose to combine certain core markets during fiscal 2009 and then separate certain markets in fiscal 2010. Pursuant to SEC Release 34-48960, MD&A should be a discussion and analysis of a company's business as seen through the eyes of those who manage that business as they would have a unique perspective on the business that only they can present. Therefore, while we understand the company continually evaluates your internal organizational structure in response to changing market dynamics, the Staff continues to believe that a discussion of these changes and the reasons for such change would be useful for an investor's understanding of how the company manages its business pursuant to the guidance in SEC Release 34-48960. Please revise your disclosures in future filings to include a discussion of any changes in your core markets and how you manage your business and the reasons for such change.

Results of Operations

Total Revenues, page 24

2.   We note your response to prior comment 2 and we continue to believe that quantifying certain factors that contribute to a material change would provide more transparent information to your investors. In this regard, you indicate that the company places the list of factors contributing to a change in order of magnitude; however, it is unclear from your disclosures if certain of the factors listed had a more significant impact on the change then others. Further, you indicate that the company uses qualitative language that provides context for the relative importance of multiple factors. Please note that prefacing a reference to the source or sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change and accordingly, we continue to believe you should revise your disclosure to remove such vague terms in favor of specific quantifications. Tell us how you intend to revise your disclosures in future filings to comply with the guidance in Section III.D of SEC Release 34-26831 and Item 303(a)(3) of Regulation S-K.

Provision for Income Taxes, page 33

3.   We note that while overall foreign pre-tax income decreased from $22.6 million in fiscal 2009 to $14.5 million in fiscal 2010, your foreign tax provision increased during these same periods as a result of increased profits in certain jurisdiction. Tell us which foreign jurisdictions have significantly impacted your tax provision. To the extent the company will continue to expand your operations into foreign jurisdictions that have a higher tax rate, tell us how you considered including a discussion of the potential impact this change may have on your future results of operations in your Overview discussion. Also, please provide for us, a sample of the expanded disclosures that you intend to include in future filings to provide greater clarity relating to the impact that the foreign operations have on your effective income tax rate as indicated in your response to prior comment 8.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 57

4.   You indicate that revenue from products offered on a subscription and/or hosted, on-demand basis is recognized in the period the services are provided, based on a fixed minimum fee and/or variable fee based on the volume of activity. Please describe further the terms of the fixed minimum and volume-based fees included in your arrangements. For instance, tell us if the fixed fees are billed up front or on a monthly or quarterly basis. If they are billed monthly or quarterly, please tell us if the amounts

billed vary during the contractual period or if the billings are the same throughout the contract term (i.e. billed ratably). Also, tell us whether the volume-based fee arrangements include minimum fixed-fee requirements. Please clarify when you recognize revenue for amounts in excess of the minimum fixed-fees (e.g. as billed, ratably, etc.). In your response, please tell us if the customer can receive a refund if you fail to perform your contractual obligations or cancel the contract during the subscription period.

Executive Compensation, Management, and Other Information (Incorporated by Reference from the Definitive Proxy Statement filed on December 8, 2010)

Compensation Discussion and Analysis, page 14

1.   We note your response to prior comment 4 that disclosure of the performance metrics used as targets for the performance based restricted stock units would cause the company competitive harm. Please provide an analysis as to why you believe that disclosure of such information could result in competitive harm. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. In this regard, specify how disclosing historical financial performance objectives could provide competitors with insight or knowledge about your internal operations such that it would cause a detriment to the company and its shareholders.

Form 10-Q for the Quarter Ended December 31, 2010

Notes to Unaudited Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Adoption of New Accounting Standards, page 5

5.   We note the adoption of ASU 2009-13 and 2009-14 did not have a material impact on your consolidated financial statements. Regardless of materiality, it appears that you still have certain disclosure requirements. Please confirm that you will include the disclosures required by ASC 605-25-50-1 and 50- in future filings, beginning with your next Form 10-Q filing.

You may contact Robert Benton, Staff Accountant at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jan Woo, Staff Attorney at (202) 551-3453, or Barbara Jacobs, Assistant Director at (202) 551-3735 with any other questions. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins

Accounting Branch Chief